EXHIBIT 4.2

Form of Redemption Plan

FORM OF

REDEMPTION PLAN

CNL HOSPITALITY PROPERTIES II, INC., a Maryland corporation (the “Company”), has adopted a Redemption Plan (the “Redemption Plan”) by which Shares of the Company’s common stock (the Shares”) may be repurchased by the Company from stockholders subject to the terms and conditions set forth below.

1. Redemption of Shares. Prior to such time, if any, as the Company lists on an exchange or is quoted on the National Market System of the Nasdaq Stock Market, any stockholder who has held Shares for not less than one year (other than the Company’s advisor) may present at any time for the Company’s consideration, all or any portion equal to at least 25% of such Shares for redemption, in accordance with the procedures outlined herein. At such time, the Company may, at its sole option, choose to redeem such Shares presented for redemption for cash to the extent it has sufficient funds available. There is no assurance that there will be sufficient funds available for redemption or that the Company will exercise its discretion to redeem such Shares and, accordingly, a stockholder’s Shares may not be redeemed. Factors that the Company will consider in making its determination to redeem Shares include:

(a)	whether such redemption impairs the Company’s capital or operations;

(b)	whether an emergency makes such redemption not reasonably practical;

(c)	any governmental or regulatory agency with jurisdiction over the Company so demands for such action for the protection of the stockholders;

(d)	whether such redemption would be unlawful; and

(e)	whether such redemption, when considered with all other redemptions, sales, assignments, transfers and exchanges of Shares, could cause direct or indirect ownership of the Company’s Shares to become concentrated to an extent which would prevent the Company from qualifying as a REIT for tax purposes.

If the Company elects to redeem Shares, the following conditions and limitations would apply. The full amount of the proceeds from the sale of Shares under the Company’s reinvestment plan (the “Reinvestment Plan”) attributable to any calendar quarter will be used to redeem Shares presented for redemption during such quarter. In addition, the Company may, at its discretion, use up to $100,000 per calendar quarter of the proceeds of any public offering of its common stock for redemptions. Any amount of offering proceeds which is available for redemptions, but which is unused, may be carried over to the next succeeding calendar quarter for use in addition to the amount of offering proceeds and reinvestment proceeds that would otherwise be available for redemptions. At no time during a 12-month period, however, may the number of Shares that the Company redeems (if the Company determines to redeem Shares) exceed 5% of the number of Shares of outstanding common stock at the beginning of such 12-month period.

2. Insufficient Funds. In the event there are insufficient funds to redeem all of the Shares for which redemption requests have been submitted, and the Company determines to redeem Shares, the Company will redeem Shares on a pro rata basis at the end of each quarter. A stockholder, whose Shares are not redeemed due to insufficient funds in that quarter, can ask that the request to redeem the Shares be honored at such time as sufficient funds exist. In such case, the redemption request will be retained and such Shares will be redeemed (if the Company determines to redeem Shares) in the same manner as described above, at the end of the next quarter. Alternatively, if a redemption request is not satisfied and the stockholder does not make a subsequent request to redeem its Shares at such time as sufficient proceeds from the Reinvestment Plan exist, the initial redemption request will be treated by the Company as cancelled. Stockholders will not relinquish their Shares of common stock to the Company, until such time as the Company commits to redeem such Shares. Commitments to redeem Shares will be made at the end of each quarter and will be communicated to each stockholder who has submitted a request either telephonically or in writing. Until such time as a commitment is communicated and Shares are actually delivered to the Company, a stockholder may withdraw its redemption request.

3. Excess Funds. If the full amount of funds available for any given quarter exceeds the amount necessary for such redemptions, the remaining amount may be held for subsequent redemptions unless such amount is sufficient to make an additional investment (directly or through a joint venture), or is used to repay outstanding indebtedness. In that event, the Company may use all or a portion of such amount to make additional investments or to repay such outstanding indebtedness, provided that it (or, if applicable, the joint venture) enters into a binding contract to make such investments, or uses such amount to repay outstanding indebtedness, prior to payment of the next distribution and the Company’s receipt of requests for redemption of Shares.

4. Redemption Requests. A stockholder who wishes to have his or her Shares redeemed must mail or deliver a written request on a form the Company provides, executed by the stockholder, its trustee or authorized agent, to CNL Investment Company, Attn: CNL Investor Administration, Post Office Box 4920, Orlando, Florida 32802-4920, if to the Company, or to Bank of New York, 1845 Maxwell, Suite 101, Troy, Michigan 48084-4510, if to the Redemption Agent, or such other addresses as may be specified by written notice to all stockholders. The Redemption Agent at all times will be registered or exempt from registration as a broker-dealer with the Commission and each state securities commission. Within 30 days following the redemption agent’s receipt of the stockholder’s request, the redemption agent will forward to such stockholder the documents necessary to effect the redemption, including any signature guarantee the Company or the redemption agent may require. The redemption agent will effect such redemption for the calendar quarter provided that it receives the properly completed redemption documents relating to the Shares to be redeemed from the stockholder at least one calendar month prior to the last day of the current calendar quarter and has sufficient funds available to redeem such Shares. The effective date of any redemption will be the last date during a quarter during which the redemption agent receives the properly completed redemption documents. As a result, the Company anticipates that, assuming sufficient funds are available for redemption, the effective date of redemptions will be no later than thirty days after the quarterly determination of the availability of funds for redemption.

5. Redemption Price. Upon the redemption agent’s receipt of notice for redemption of Shares, the redemption price will be on terms determined by the Company. The redemption price for Shares of the Company’s common stock will equal the lesser of (x) the price at which the Shares of common stock to be redeemed were initially sold or (y) a fixed redemption price to be set forth in the prospectus, which initially will be $9.50 per share, and which amount will never exceed the then current offering price of the Company’s common stock. Accordingly, the redemption price that the Company pays to stockholders for redemption of the Shares of common stock may vary over time to the extent that the United States Internal Revenue Service changes its ruling regarding the percentage discount that a REIT may give on reinvested Shares, and the Company’s board of directors determines to make a corresponding change to the price at which it offers Shares pursuant to its Reinvestment Plan. Because the proceeds from the Reinvestment Plan are the primary source of funds to redeem Shares under the redemption plan, the Company would then adjust the fixed redemption price described in (y) to match the price at which it offers Shares pursuant to its Reinvestment Plan. In addition, to the extent that the Company’s board of directors determines that it is in the Company’s best interests to offer less than the maximum discount permitted by the United States Internal Revenue Service, the board of directors will change the price at which the Company’s offers Shares pursuant to its Reinvestment Plan and will make the corresponding change to the fixed redemption price described in (y). The Company’s board of directors will announce any price adjustment and the time period of its effectiveness as a part of the Company’s regular communications with stockholders. The Company will provide at least 15 days advance notice prior to effecting a price adjustment: (i) in its annual or quarterly reports or, (ii) by means of a separate mailing accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. While the Company is engaged in an offering, it will also include this information in a prospectus supplement or post-effective amendment to the registration statement as required under federal securities laws.

A stockholder may present us with fewer than all of his or her Shares for redemption, provided, however, that (i) the minimum number of Shares which must be presented for redemption shall be at least

25% of his or her Shares and (ii) if such stockholder retains any Shares, he or she must retain at least $5,000 worth of Shares based on the current offering price.

The Company’s board of directors, in its sole discretion, may amend or suspend the redemption plan at any time it determines that such amendment or suspension is in the Company’s best interest. The board of directors may amend or suspend the redemption plan if (i) it determines, in its sole discretion, that the redemption plan impairs the Company’s capital or operations; (ii) it determines, in its sole discretion, that an emergency makes the redemption plan not reasonably practical; (iii) any governmental or regulatory agency with jurisdiction over the Company so demands for the protection of the stockholders; (iv) it determines, in its sole discretion, that the redemption plan would be unlawful; (v) it determines, in its sole discretion, that redemptions under the redemption plan, when considered with all other sales, assignments, transfers and exchanges of Shares, could cause direct or indirect ownership of the Company’s Shares to become concentrated to an extent which would prevent the Company from qualifying as a REIT under the Code; or (vi) it determines, in its sole discretion, that such amendment or suspension would be in the best interest of the Company. If the board of directors amends or suspends the redemption plan, the Company will provide stockholders with at least 15 days advance notice prior to effecting such amendment or suspension: (i) in its annual or quarterly reports or, (ii) by means of a separate mailing accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. While the Company is engaged in an offering, it will also include this information in a prospectus supplement or post-effective amendment to the registration statement as required under federal securities laws.

6. Governing Law. THIS REDEMPTION PLAN AND A STOCKHOLDER’S ELECTION TO PARTICIPATE IN THE REDEMPTION PLAN SHALL BE GOVERNED BY THE LAWS OF THE STATE OF FLORIDA APPLICABLE TO CONTRACTS TO BE MADE AND PERFORMED ENTIRELY IN SAID STATE; PROVIDED, HOWEVER, THAT CAUSES OF ACTION FOR VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS SHALL NOT BE GOVERNED BY THIS SECTION 6.

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